CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

November 21, 2012

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Vincent Di Stefano, Senior Counsel

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-2 (File No. 333-184312) filed by Hercules Technology Growth Capital, Inc. on October 5, 2012 (the “Registration Statement” or “Shelf Registration Statement”)

Dear Mr. Di Stefano:

On behalf of Hercules Technology Growth Capital, Inc. (the “Fund”), set forth below is the Fund’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund in a letter dated November 2, 2012. The Staff’s comments are set forth below and are followed by the Fund’s responses.

Prospectus

General

1.	Comment: Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the underwriting agreement.

Response: The Registration Statement is a shelf registration statement through which the Fund may offer and sell its securities on a delayed or continuous basis from time to time. The Registration Statement will serve as the base prospectus and all information specific to any sale of securities off of the shelf registration statement will be included in a prospectus supplement. Accordingly, the Fund is not selling

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any specific securities based off of the Registration Statement, and therefore has not yet submitted any underwriting arrangements or underwriting agreement to FINRA for review and approval. However, the Fund confirms that either it or the underwriters involved in any offering conducted pursuant to the Registration Statement will submit any underwriting agreement and underwriting arrangements to FINRA for review prior to completion of such an offering.

Cover

2.	Comment: Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

Response: Rule 415(a)(1)(x) of the Securities Act of 1933, as amended (the “Securities Act”), permits shelf offerings of “securities registered (or qualified to be registered) on Form S-3 or Form F-3 which are to be offered and sold on a continuous or delayed basis by or on behalf of the registrant.” Business development companies (“BDCs”), such as the Fund, are required to register their securities on Form N-2, and are not permitted to file a registration statement on any other form. Rule 415(a)(1)(x), however, does not require the securities to be registered on Form S-3; it is sufficient that the securities be “qualified” to be registered on Form S-3. Thus, BDCs whose securities are “qualified” to be registered on Form S-3 generally offer and sell their securities on a “continuous or delayed basis” pursuant to Rule 415(a)(1)(x).1 The Fund meets the registrant and transaction requirements necessary to qualify to use Form S-3. Specifically, the Fund satisfies the registrant requirements of Form S-3 because:

(a)	it is organized under the laws of the State of Maryland and has its principal business operations in the United States;

(b)	it has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(c)	it has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) for the preceding 12 calendar months;

(d)	it has filed in a timely manner all reports required to be filed during the preceding 12 calendar months; and

(e)	neither the Fund nor any of its subsidiaries have:

i.	failed to pay any dividend or sinking fund installment on preferred stock or

[1]	See Pilgrim America Prime Rate Trust (available May 1, 1998).

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ii.	defaulted on any installment of indebtedness for borrowed money or on any long-term leases.

Moreover, the Fund satisfies the transaction requirement of Form S-3 because the securities being registered pursuant to the Registration Statement will be offered for cash by or on behalf of the Fund and the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Fund was $75 million or more as of a date within 60 days prior to the date of filing of the Registration Statement.

Summary

Our Company (p. 1)

3.	Comment: Please clarify, in the last sentence on the first full paragraph on page 2, that the Fund will invest “80% of total assets and the amount of any borrowings for investment purposes in such businesses.” The revision will make the disclosure consistent with that found elsewhere in the registration statement.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Our Business Strategy (p. 4)

4.	Comment: This section is too long and too centered on marketing for the Summary Section. Please shorten and summarize the disclosure.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Mitigate Risk of Principal Loss and Build a Portfolio of Equity-Related Securities (p. 4)

5.	Comment: Please include a parenthetical explanation of what is meant by the term “relatively short maturities.”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

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Deal Sourcing Through our Proprietary Database (p. 5)

6.	Comment: The disclosure in this paragraph was current on June 30, 2012; please update it.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Use of Proceeds (p. 5)

7.	Comment: If a material part of the proceeds will be used to discharge indebtedness, please state the interest rate and maturity of the indebtedness. See Instruction 2 to Item 7.1 of Form N-2.

Response: As discussed in response to Comment #2 above, the Registration Statement is a shelf registration statement through which the Fund may offer and sell its securities on a delayed or continuous basis. The Registration Statement will serve as the base prospectus and all information specific to any sale of securities off of the shelf registration statement (a “takedown”) will be included in a prospectus supplement. As a result, the use of proceeds will be determined in connection with each takedown and disclosed in accordance with Instruction 2 to Item 7.1 of Form N-2 in the corresponding prospectus supplement.

8.	Comment: Disclosure elsewhere in the prospectus indicates the Fund may take as long as two years to invest the proceeds of the shelf offerings. Please explain the reasons for and consequences of the delay. See Guide 1 and Item 7.2 of Form N-2.

Response: The Fund believes that the statement that it may take as long as two years to invest the proceeds of any takedowns off of this shelf registration statement is consistent with Guide I of Form N-2, which provides that:

A business development company (“BDC”) is operated for the purpose of making investments in securities described in paragraphs (1) through (3) of Section 55(a) of the 1940 Act (15 U.S.C. 80a-54(a)(1)-(3)). The Division is of the view that Section 58 of the 1940 Act (U.S.C. 80a-57) requires a BDC to obtain the approval of its stockholders for a change of its business purpose if more than half of its total assets are not invested in the types of securities designed to meet its business purpose, in accordance with Sections 2(a)(48) and 55(a)(1)-(3) of the 1940 Act, within the earlier of: (i) two years after termination or completion of sales; (ii) 2 years after commencement of its initial public offering. The Division will not consider assets invested in money market instruments or cash equivalents to be invested in accordance with a BDC’s business purpose.

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The disclosure in the “Use of Proceeds” section provides that “substantially all of the net proceeds of any offering will be used as described above within twelve months, but in no event longer than two years. Pending such uses and investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.” The ability of the Fund to invest the net proceeds of any offering in portfolio companies in accordance with its investment objective is dependent on market conditions and the Fund’s investment pipeline and, as a result, it is difficult to predict when substantially all of the net proceeds from any offering will be invested. The Fund notes that the timeframe it has presented is consistent with the timeframe presented by many other business development companies in their shelf registration statements.

As a result, the Fund believes that the timeframe of within twelve months, but in no event longer than two years, included in the Registration Statement is consistent with both industry practice and Guide 1 of Form N-2. Further, as noted above, if the proceeds are not invested within that timeframe, the Fund will invest net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of such investment.

Fees and Expenses (p. 12)

9.	Comment: Disclosure in this sections states that “some of the percentages indicated in the table below are estimates.” Clarify here that the footnotes to the fee table state which items are estimates. Also, other than “Operating Expenses,” how are estimates consistent with the requirements of Item 3 of Form N-2?

Response: The Fund has updated the above-referenced disclosure in response to the Staff’s comment.

10.	Comment: Unless the Fund anticipates incurring acquired fund fees and expenses, delete that line item from the fee table.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

11.	Comment: With respect to footnote 5 to the fee table, please explain to us how you determine whether there is an income tax expense (benefits) when calculating operating expenses.

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Response: The Fund has updated the above-referenced disclosure in response to the Staff’s comment.

12.	Comment: Disclosure in footnote 10 to the fee table indicates that the Fund’s total annual expense for the fiscal year ended December 31, 2011 was 4.6%, yet preceding footnotes disclose expenses totaling almost 10%; please provide correct figures.

Response: In response to the Staff’s comment, the Fund has revised the above-referenced disclosure in footnote 10 to provide the correct figure of 9.6% for total annual expenses for fiscal year ended December 31, 2011.

13.	Comment: Please combine the fees paid in connection with borrowed funds with interest payments on borrowed funds.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Risk Factors (p. 16)

14.	Comment: Disclosure elsewhere indicates the Fund invests in original discount (“OID”) and payment in kind (“PIK”) securities. If the Fund makes material investments in such securities, please provide appropriate summary disclosure. Please disclose where appropriate, how the Fund will value its OID investments.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

15.	Comment: Please provide appropriate OID and PIK risk disclosure in the main discussion of risk in the registration statement, and summarize risks, if material, in the summary. Specifically, please disclose that OID instruments may have unreliable valuations because their continuing accruals require judgment’s about the collectability of the deferred payments and the value of any collateral; OID loans generally represent a significantly higher credit risk than coupon loans; OID accruals may create uncertainty about the source of Fund distributions to shareholders (i.e., any cash distributions might come from offering proceeds); the deferral of PIK interest has the simultaneous effects of increasing assets under management and increasing the base management fee and incentive fee at a compounding rate; the deferral of PIK interest also reduces the loans’ LTV at a compounding rate; and OID creates the risk of non-refundable cash payments to the adviser based on accruals that may never be realized.

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Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. The Company also respectfully refers the Staff to the pre-existing risk factor on page 20 entitled, “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income,” which also addresses the effect of PIK interest.

Our business is subject to increasingly complex corporate governance . . . (p. 16)

16.	Comment: Please update this disclosure to reflect the current status of “say on pay” and proxy access regulations.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Because we borrow money, there could be increased risk in investing in our company (p. 18)

17.	Comment: Please provide a paragraph of narrative disclosure to introduce and explain the leverage table in this section.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

18.	Comment: It appears from the text of footnote 1 to the leverage table that the fund is including the cost of SBA debentures, but not other borrowings. Why are the costs of other borrowings not included?

Response: In response to the Staff’s comment, the Fund has revised the above-referenced disclosure to include the costs of other borrowings in footnote 1 to the leverage table. The costs of other borrowings were unintentionally left out of footnote 1 to the leverage table.

Because most of our investments typically are not in publicly-traded securities . . . (p. 20)

19.	Comment: Disclosure in this section indicates the Fund adjusts quarterly the valuation of its portfolio to reflect the Board’s determination of fair value of each portfolio investment. What happens if there is an event that impacts valuation that occurs between quarters? Would the Board adjust the valuation before next quarter-end? If not, why not?

Response: Pursuant to the Fund’s valuation policies and in accordance with the Investment Company Act of 1940, as amended, the Fund’s portfolio is valued at the end of each fiscal quarter. Accordingly, events that may impact the intra-quarter

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valuation of the Fund’s portfolio will be reflected in the valuation of the Fund’s portfolio for the following quarter. The Fund will not adjust the valuation of its portfolio before that time.

We may not realize expected returns on warrants received in connection with our debt investments (p. 41)

20.	Comment: The first two sentences of this section are confusing. The first sentence suggests a general practice of obtaining warrants in connection with debt investments, yet the second sentence, which discloses the Fund holds warrants on less than 5% of total portfolio investments, appears to contradict the first sentences. Please explain to us why the first sentence is not misleading.

Response: In response to the Staff’s comment, the Fund has revised the above-referenced disclosure to clarify the Fund’s investments in warrants. The Fund generally receives warrants in connection with its debt investments; however, these warrants only account for approximately 4.6% of the total value of the Fund’s portfolio investments.

If we conduct an offering of our common stock at a price below net asset value . . . (p. 44)

21.	Comment: Please disclose in this section, and wherever appropriate, that shareholders have authorized the Fund to sell common shares at up to a 100% discount to NAV.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Price Range of Common Stock and Distributions (p. 52)

22.	Comment: Please revise this section to disclose the premium/discount of the high and low intraday sales prices to net asset value of the Funds’ stock, rather than the high and low sales prices as a percentage of net asset value of the Fund’s common stock. See Item 8.5 of Form N-2.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. The Fund has revised this section to disclose the premium/discount of the high and low closing sales price to net asset value of the Fund’s stock.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations (p. 56)

23.	Comment: Please confirm that the Fund and its subsidiaries do not currently manage other funds.

Response: The Fund hereby confirms that it and its subsidiaries do not currently manage other funds.

Business (p. 97)

Managerial Assistance (p. 108)

24.	Comment: Please clarify that the Fund is required to offer to provide managerial assistance to eligible portfolio companies.

Response: The Fund has revised this statement to clarify that the Fund is required to offer to provide managerial assistance to eligible portfolio companies (emphasis added to highlight revision). The Fund respectfully refers the Staff to the disclosure on 38, 108, 110, 180 and 181 that it is required to offer to provide managerial assistance to eligible portfolio companies.

Corporate Governance (p. 139)

25.	Comment: The disclosure in this section appears to be stale. Please update the disclosure to reflect events which occurred in 2012.

Response: The Fund has included a statement that the disclosure in this section was reviewed in connection with the listing of the Fund’s common stock on the New York Stock Exchange in April 2012. Other than this confirmation included by the Fund, the Fund respectfully declines to update the disclosure included in the “Corporate Governance” section of the Registration Statement. The information included in this section is updated on an annual basis in connection with the Fund’s Compensation Discussion & Analysis included in its annual proxy statement. The information in this section, along with all the executive compensation information, is updated on an annual basis. The Fund will update this information in connection with the preparation of its proxy statement for its 2013 annual meeting of shareholders. Updated information included in this section will be included in a prospectus supplement to the Registration Statement in connection with any future takedown.

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Regulation (p. 180)

Capital Structure (p. 182)

26.	Comment: Disclosure in this section indicates the Fund’s annual stockholder meeting was held on June 1, 2011; disclosure elsewhere gives the date as May 30. Please correct this inconsistency.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Financial Statements (F-1)

Schedule of Investments (F-5)

27.	Comment: Please disclose the number of shares of common stock holdings. See Articles 12-12 of Regulation S-X.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

28.	Comment: Please disclose all securities that are non-income producing. See Article 12-12 of Regulation S-X.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Consolidates Statements of Operations (F-108)

29.	Comment: Are any individual expense items listed in the general and administrative expense greater than 5% of total expenses? If so, please break them out separate. See Article 6-07.2(b) of Regulation S-X.

Response: The Fund advises the Staff on a supplemental basis that no individual expense items included under the “other administrative expenses” line item exceeded 5% of the Fund’s total expenses for the fiscal year ended December 31, 2011.

Statement of Changes in Net Assets (F-109)

30.	Comment: The disclosure currently contains a single line item for distributions entitled “Dividends Declared.” Article 6.09-3 of Regulation S-X requires separate disclosure of distributions from (a) investment income-net, (b) realized gain from investment transactions-net and (c) other sources; please make the appropriate revisions. Also, please revise the Financial Highlights table to disclose the source of distributions.

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Response: The Fund’s Statement of Changes in Net Assets includes each of the applicable disclosures required by Article 6-09 of Regulation S-X. No form of presentation is mandated by Article 6-09 of Regulation S-X, and the Fund believes that its presentation of the Statement of Changes in Net Assets clearly discloses the distributions and sources thereof.

Statement of Additional Information

31.	Comment: Please file as an exhibit to the registration statement a copy of the Statement of rights and Privileges of holders of the Fund’s preferred shares.

Response: The Fund does not currently have any shares of preferred stock outstanding and, as a result, has not filed a Statement of Rights and Privileges of holders of its shares of preferred stock. Should the Fund issue shares of preferred stock under this Registration Statement, the Fund hereby undertakes to file a Statement of Rights and Privileges of holders of its shares of preferred stock at that time.

32.	Comment: Please undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering an unqualified opinion of counsel as to the legality of the takedown.

Response: The Fund hereby undertakes to file as an exhibit to the Registration Statement, in connection with any takedown off of the shelf registration statement, an unqualified opinion of counsel as to the legality of the takedown.

*            *             *

At the time the Fund requests acceleration of the effective date of the Registration Statement, it will furnish a letter to the SEC acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus